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SECUR 08025729)N

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/Q007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hand Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Northwest Central Dr., 4th Floor
(No. and Street)

H0uston (City) TX (State) 77092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen S. Hand 713-460-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Blvd., Ste 3200 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14

OATH OR AFFIRMATION

I, Stephen,SS Hand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hand SEcurities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

npne

KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2011

Signature

Exec. Vice President & Financial Ops Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hand Securities, Inc.
December 31, 2007

Contents

BKD LLP

Independent Accountants' Report on Financial Statements and Supplementary Information

Board of Directors
Hand Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (a wholly owned subsidiary of Hand Benefits & Trust Company), as of December 31, 2007, and the related statements of income, stockholder's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hand Securities, Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Houston, Texas
February 22, 2008

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	593,186
Commissions and fees receivable		284,287
Deposit with clearing organization		55,620
Due from affiliates		612,500
Prepaids and other assets		19,972
Total assets	$	1,565,565

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	46,080
Due to Hand Benefits & Trust Company (the Parent)		544,218
Current income taxes payable to the Parent		193,788
Total liabilities		784,086
Stockholder's Equity		
Common stock, $1.00 par value; authorized 50,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		644,830
Retained earnings		135,649
Total stockholder's equity		781,479
Total liabilities and stockholder's equity	$	1,565,565

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2007

Revenues		
Commission and fees	$	1,514,007
Interest		7,451
Total revenues		1,521,458
Expenses		
Administrative fees		291,857
Management fees		633,074
Operating		189,402
Total expenses		1,114,333
Net Income Before Taxes		407,125
Income Taxes		117,785
Net Income	$	289,340

Hand Securities, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2007

	Common Stock				Additional Paid-in		Retained		Total Stockholder's
	Shares		Amount		Capital		Earnings		Equity
Balance, January 1, 2007	1,000	$	1,000	$	141,000	$	350,139	$	492,139
Net income, pre-acquisition (January 1 - May 18, 2007)	-		-		-		153,691		153,691
Reclassification related to acquisition of the Parent	-		-		503,830		(503,830)		-
Net income, post-acquisition (May 19 - December 31, 2007)	-		-		-		135,649		135,649
Balance, December 31, 2007	1,000	$	1,000	$	644,830	$	135,649	$	781,479

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Operating Activities		
Net income	$	289,340
Changes in:		
Deposit with clearing organization		(2,110)
Commissions receivable		(55,413)
Receivable from the Parent		(612,500)
Payable to the Parent		544,218
Other assets		(6,554)
Accounts payable		16,475
Current income taxes payable to the Parent		113,093
Net cash provided by operating activities		286,549
Cash and Cash Equivalents, Beginning of Year		306,637
Cash and Cash Equivalents, End of Year	$	593,186

Hand Securities, Inc.
Notes to Financial Statements
December 31, 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Hand Securities, Inc. (the Company), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Hand Benefits & Trust Company (the Parent).

Effective January 1, 2007, 100 percent of the outstanding common stock of the Company was transferred to the Parent from Hand Benefits & Trust, Inc. (HB&T). On May 18, 2007 (Parent acquisition date), Benefit Plans Administrative Services, Inc. (BPA), a fully owned subsidiary of Community Bank System, Inc. (CBSI), acquired 100 percent of the stock of HB&T, which was subsequently dissolved.

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is registered as a securities dealer with the SEC and various states and was registered with the National Association of Securities Dealers (NASD). In July 2007, the NASD merged with the New York Stock Exchange (NYSE) Member Regulation Division to create the Financial Industry Regulatory Authority (FINRA). The Company is now registered with FINRA.

Securities Transactions

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund revenues consist of sales commissions, 12b-1 fees and sub-transfer agent fees. The 12b-1 fees and sub-transfer agent fees are accrued as earned.

Income Taxes

The Company is included in the consolidated federal income tax return filed by CBSI. Federal income taxes are calculated as if the Company filed on a separate return basis, using the effective tax rate of the Parent, and the amount of current tax expense or benefit calculated is either remitted to, or received from, the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. During the year ended December 31, 2007, the difference between the statutory federal tax rate and the Company's effective tax rate is primarily due to effective graduated tax rates.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. At December 31, 2007, the Company's cash accounts exceeded federally insured limits by approximately $402,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to net capital, shall not exceed 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to regulatory net capital was 1.43, and its regulatory net capital of $264,608 was greater than the minimum net capital required of $50,000.

Deposits with the clearing organization are considered allowable assets in the computation of net capital, pursuant to an agreement between the Company and the clearing organization that requires, among other things, for the clearing organization to perform a computation of deposits similar to the customer reserve computation set forth in Rule 15c3-3.

Note 3: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of approximately $50,000 as of December 31, 2007, be maintained by the Company. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand.

Note 4: Commitments and Contingencies

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities' transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated.

Note 5: Related-party Transactions

From January 1, 2007 through May 18, 2007 (Parent acquisition date), the Parent and Hand and Associates, Inc. (H&A), an affiliate of the Parent, provided administrative and management services to the Company whereby the Company paid $291,857 for administrative fees and $34,350 for management fees. From May 19, 2007 through December 31, 2007, the administrative services agreement with H&A was terminated and the Company only paid management fees to the Parent and H&A in the amount of $598,724.

Substantially all of the Company's revenue comes from commissions and fees earned on mutual fund investments of 401(k) plan accounts or trust accounts held in trust by the Parent. In the first quarter of 2008, all plan accounts were transferred to BPA.

Note 6: Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

Note 7: Financial Accounting Standards Board Interpretation No. 48

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The implementation of FIN 48 did not impact the Company's financial statements. The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal tax examinations by tax authorities for years before 2003.

Supplemental Schedule

Hand Securities, Inc.

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital		
Total stockholder's equity	$	781,479
Less:		
Nonallowable assets		511,759
Other deductions, fidelity bond excess deductible		4,000
Haircuts on securities		1,112
Net capital	$	264,608
Aggregate indebtedness	$	379,086
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Net capital requirement in excess of net capital		214,608
Ratio of aggregate indebtedness to net capital		0.432 to 1
Nonallowable assets:		
Other receivables	$	291,787
Receivable from affiliates		200,000
Other assets		19,972
	$	511,759

Note: The above computation agrees to the net capital computation of net capital under Rule 15c-3-1 as of December 31, 2007, filed by the Company with the SEC on Part II of the unaudited Form X-17a-5.

BKD LLP

Independent Accountants' Report on Internal Control

Board of Directors
Hand Securities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedule of Hand Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to in the preceding paragraph, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, which results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control which might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Houston, Texas
February 22, 2008

END